June 9, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:                      Ms. Janice McGuirk

Re:	Hansen Natural Corporation Annual Report on Form 10-K FYE December 31, 2009 Filed March 1, 2010 File No. 0-18761

Dear Ms. McGuirk:

This letter is being furnished on behalf of Hansen Natural Corporation (the “Company”) in response to your voicemail comment received on June 8, 2010. Consistent with your comment, the Company will file the revised Exhibit 10.8 with its next Form 10-Q.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/Hilton H. Schlosberg

Hilton H. Schlosberg Vice Chairman of the Board of Directors, President and Chief Financial Officer

cc:           Benjamin M. Polk
Schulte Roth & Zabel LLP